EXHIBIT 3
FOIA CONFIDENTIAL TREATMENT
REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0009

Barnett Shale Basin Hydraulic Fracturing Fluid Product Component Information Disclosure

Hydraulic Fracturing Fluid Composition
Trade Name	Supplier	Purpose	Ingredients	Chemical Abstract Service Number (CAS #)	Maximum Ingredient Concentration in Additive (% by volume)(2)	Maximum Ingredient Concentration in HF Fluid (% by volume)(2)
Clean Volume (gals)(1)		Base Fluid			100.00%	93.9054340%
Proppant (lbs)		Proppant			100.00%	5.594298%
FE ACID	Halliburton Energy Services	Breakdown Perforations	Hydrochloric Acid	7647-01-0	15.00%	0.051586%
LOSURF-300D	Halliburton Energy Services	Non-Emulsifier for Acid	Ethanol	64-17-5	60.00%	0.000275%
LOSURF-300D	Halliburton Energy Services	Non-Emulsifier for Acid	Heavy Aromatic Petroleum Naphtha	64742-94-5	30.00%	0.000138%
LOSURF-300D	Halliburton Energy Services	Non-Emulsifier for Acid	Naphthalene	91-20-3	5.00%	0.000023%
LOSURF-300D	Halliburton Energy Services	Non-Emulsifier for Acid	1,2,4 Trimethylbenzene	95-63-6	1.00%	0.000005%
LOSURF-300D	Halliburton Energy Services	Non-Emulsifier for Acid	Poly(oxy-1,2-ethanediyl), alpha-(4-nonylphenyl)- omega-hydroxy-, branched	127087-87-0	5.00%	0.000023%
HAI-OS	Halliburton Energy Services	Acid Corrosion Inhibitor	Propargyl alcohol	107-19-7	10.00%	0.000069%
HAI-OS	Halliburton Energy Services	Acid Corrosion Inhibitor	Methanol	67-56-1	60.00%	0.000413%
FR-66	Halliburton Energy Services	Friction Reducer	Hydrotreated light petroleum distillate	64742-47-8	30.00%	0.028200%
SCALECHEK LP-55	Halliburton Energy Services	Scale Inhibitor	Polyacrylate	N.O.S.	60.00%	0.007703%
BE-9	Halliburton Energy Services	Biocide	Tributyl tetradecyl phosphonium chloride	81741-28-8	10.00%	0.002361%
SANDWEDGE WF	Halliburton Energy Services	Proppant Flowback Control	Heavy Aromatic Petroleum Naphtha	64742-94-5	10.00%	0.001238%
SANDWEDGE WF	Halliburton Energy Services	Proppant Flowback Control	Isopropanol	67-63-0	60.00%	0.007428%
SANDWEDGE WF	Halliburton Energy Services	Proppant Flowback Control	Methanol	67-56-1	5.00%	0.000619%
ER-25	Halliburton Energy Services	Proppant Flowback Control	Dipropylene glycol monomethyl ether	34590-94-8	100.00%	0.012381%
ER-25	Halliburton Energy Services	Proppant Flowback Control	Butyl glycidyl ether	2426-08-6	5.00%	0.000619%
ER-25	Halliburton Energy Services	Proppant Flowback Control	Bisphenol A / Epichlorohydrin resin	25068-38-6	30.00%	0.003714%
(1) Total Water Volume sources may include fresh water, produced water, and/or recycled water
(2) Information is based on the maximum potential for concentration and thus the total may be over 100%